UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Form 40-8B25


                        APPLICATION FOR EXTENSION OF TIME


                                   811-04375
                      ----------------------------------
                      Investment Company Act File Number


                     BlackRock Florida Municipal Bond Fund
                of BlackRock Multi-State Municipal Series Trust
            ------------------------------------------------------
            (exact name of registrant as specified in its charter)


              Massachusetts                                       22-6533495
-----------------------------------------          ---------------------------------------
     (State or other jurisdiction of                 (I.R.S. Employer Identification No.)
     incorporation or organization)

         800 Scudders Mill Road
         Plainsboro, New Jersey                                     08536
-----------------------------------------          ---------------------------------------
(Address of principal executive offices)                          (Zip Code)


                                       (609) 282-2800
                              -------------------------------
                              (Registrant's telephone number)


                                    PART I
                                  RULE 8b-25

     The Fund files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q ("Form N-Q"), which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from December 30, 2006 to February 28, 2007 as provided in Rule 8b-25.

     Due to a recent change in the accounting interpretation of the presentation in the Fund's financial statements, including its schedule of portfolio holdings, of investments in tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its schedule of portfolio holdings for a timely filing of its Form N-Q. The Fund's Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

     Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by December 30. Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

                                    PART II
                               OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

        Donald C. Burke                   (609)                  282-7085
------------------------------         -----------          ------------------
            (Name)                     (Area Code)          (Telephone Number)

                                  SIGNATURES



     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.




By:  /s/ Donald C. Burke
     -------------------------------
        Donald C. Burke
        Vice President and Treasurer



                                      3


December 22, 2006